SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Cadiz Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
127537207
(CUSIP Number)
November 5, 2024
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

Whitefort Capital Management, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,755,192

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,755,192

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,755,192

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [x]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN, IA

1.	NAMES OF REPORTING PERSONS

David Salanic

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,755,192

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,755,192

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,755,192

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [x]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

1.	NAMES OF REPORTING PERSONS

Joseph Kaplan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,755,192

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,755,192

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,755,192

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [x]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

Item 1(a).	Name of Issuer:
Cadiz Inc. (“Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
550 S. Hope Street, Suite 2850
Los Angeles, California 90071
Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):
•	Whitefort Capital Management, LP, a Delaware limited partnership (“Whitefort Management”);

•	David Salanic, a French citizen (“Mr. Salanic”); and

•	Joseph Kaplan, a United States citizen (“Mr. Kaplan”).

Whitefort Management acts as the investment manager of certain client accounts. Each of Mr. Salanic and Mr. Kaplan is a Co-Managing Partner of Whitefort Management.
By virtue of these relationships, each of Whitefort Management, Mr. Salanic and Mr. Kaplan may be deemed to have voting and dispositive power with respect to shares of the Issuer’s common stock held in client accounts managed by Whitefort Management.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address of each of the Reporting Persons is 12 East 49th Street, 40th Floor, New York, New York 10017.
Item 2(c).	Citizenship:
Mr. Salanic is a citizen of France.
Mr. Kaplan is a citizen of the United States.
Whitefort Management is a limited partnership formed under the laws of the State of Delaware.
Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share (the “Shares”)
Item 2(e).	CUSIP Number:
127537207

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership
(a)	Amount beneficially owned:
As of the close of business on December 6, 2024,
(i)
Whitefort Management, as the investment manager of certain client accounts, may be deemed to beneficially own the 3,755,192 Shares held in such accounts, consisting of 3,684,956 Shares held outright and unsecured convertible loans of the Issuer (the “Unsecured Convertible Loans”) that, in accordance with the Beneficial Ownership Limitation (as described below), are currently convertible into 70,236 Shares.

(ii)
Mr. Salanic, as a Co-Managing Partner of Whitefort Management, may be deemed to beneficially own the 3,755,192 Shares held in the client accounts managed by Whitefort Management, consisting of 3,684,956 Shares held outright and Unsecured Convertible Loans that, in accordance with the Beneficial Ownership Limitation, are currently convertible into 70,236 Shares.

(iii)
Mr. Kaplan, as a Co-Managing Partner of Whitefort Management, may be deemed to beneficially own the 3,755,192 Shares held in the client accounts managed by Whitefort Management, consisting of 3,684,956 Shares held outright and Unsecured Convertible Loans that, in accordance with the Beneficial Ownership Limitation, are currently convertible into 70,236 Shares.

(iv)
The Unsecured Convertible Loans are subject to a “Beneficial Ownership Limitation” set forth in the Credit Agreement governing the Unsecured Convertible Loans such that the Unsecured Convertible Loans are convertible into Shares by a holder only to the extent the holder, together with its affiliates and any other person acting as a group with the holder, would not beneficially own more than 4.99% of the outstanding Shares after giving effect to such conversion, as such percentage ownership is determined in accordance with such Credit Agreement (the “Beneficial Ownership Limitation”), except that upon at least 61 days’ prior notice from the holder to the Issuer, the holder may increase or decrease such percentage, but not above 9.99%.

(b)	Percent of Class:
The percentage of Shares reported owned by each person named herein is based upon 75,184,106 Shares outstanding as of November 8, 2024, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2024.  As of the close of business on December 6, 2024, in accordance with the Beneficial Ownership Limitation, each of the Reporting Persons may be deemed to beneficially own 4.99% of the outstanding Shares.  The Reporting Persons disclaim beneficial ownership of any Shares into which the Unsecured Convertible Loans would be convertible but for the application of the Beneficial Ownership Limitation.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
See Cover Pages Items 5-8.
(ii)	Shared power to vote or to direct the vote:
See Cover Pages Items 5-8.
(iii)	Sole power to dispose or to direct the disposition:
See Cover Pages Items 5-8.
(iv)	Shared power to dispose or to direct the disposition:
See Cover Pages Items 5-8.
Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.
Item 8.	Identification and Classification of Members of the Group
See Exhibit A of the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on November 12, 2024.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information with respect to him or it set forth in this statement is true, complete, and correct.
Dated:  December 6, 2024
WHITEFORT CAPITAL MANAGEMENT, LP

By:	/s/ David Salanic
David Salanic, Co-Managing Partner

By:	/s/ Joseph Kaplan
Joseph Kaplan, Co-Managing Partner

/s/ David Salanic
DAVID SALANIC

/s/ Joseph Kaplan
JOSEPH KAPLAN